210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Completes Patient Enrollment in U.K. Phase I Clinical Trial Investigating REOLYSIN® in Combination with Cyclophosphamide in Patients with Advanced Malignances

CALGARY, AB, --- August 16, 2012 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced that it has completed patient enrollment in its U.K. Phase I clinical trial using intravenously-administered REOLYSIN in combination with cyclophosphamide in patients with advanced malignancies (REO 012).

“We are pleased to complete enrollment of this technical study examining cyclophosphamide’s potential to modulate the immune system’s response to REOLYSIN,” said Dr. Matt Coffey, COO of Oncolytics. “Studies of this type help to advance our understanding of the interaction between the immune system and our product.”

The primary objective of the open label, dose-escalating, non-randomized, 36-patient study is to determine the Minimum Effective Immunomodulatory Dose (MED) of cyclophosphamide necessary to obtain successful immune modulation. Secondary objectives of the trial include assessing the safety profile of the combination and gathering any evidence of antitumor activity.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumors, including pancreatic, lung and ovarian cancers that are refractory to standard therapy, or for which no standard curative therapy exists.

The principal investigators for the study are Dr. James Spicer of King’s College, London, Dr. Johann de Bono and Dr. Kevin Harrington of the Royal Marsden NHS Foundation Trust and the Institute of Cancer Research, London, and Professor Hardev Pandha of the Royal Surrey County Hospital NHS Trust, Surrey and Mount Alvernia Hospitals.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. Phase I clinical trial with REOLYSIN in combination with cyclophosphamide , and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	IRG, LLC Tom Caden 20th Floor, 1251 Avenue of the Americas New York, NY 10020 Tel: 212.825.3210 Fax: 212.825.3229 tcaden@investorrelationsgroup.com